FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                          For the month of August, 2003

                         Commission File Number 1-14948

                            Toyota Motor Corporation
                 (Translation of Registrant's Name Into English)

                           1, Toyota-cho, Toyota City,
                           ---------------------------
                           Aichi Prefecture 471-8571,
                           --------------------------
                                      Japan
                                      -----
                    (Address of Principal Executive Offices)


         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

                              Form 20-F X Form 40-F
                                       ---

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                                  Yes    No X
                                     ---   ---

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]

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Material Contained in this Report:

I. English-language translation of a press release, dated July 29, 2003, announcing the registrant's decision to dissolve a subsidiary, Kabushiki Kaisha Chiiki Koku Sogo Kenkyu-jo, in or after August 2003.

II. English-language translation of a press release, dated August 1, 2003, announcing the registrant's determination of certain terms relating to its issuance of stock acquisition rights to certain directors and employees.

III. Information made public by way of press release with respect to the registrant's results of operations prepared in accordance with United States generally accepted accounting principles for the first fiscal quarter of the 2004 fiscal year ended June 30, 2003:

         o    Press release

         o    Highlights of Consolidated Financial Results

IV. English translations of the original Japanese-language documents filed with the Tokyo Stock Exchange with respect to the registrant's results of operations prepared in accordance with United States generally accepted accounting principles for the first fiscal quarter of the 2004 fiscal year ended June 30, 2003:

         o    Consolidated Financial Results

         o Comparison of consolidated financial results for FY2003 first quarter under Japanese and U.S. accounting standards

         o Press release concerning the revisions to the registrant's FY2004 Semi-annual Unconsolidated Business Forecast

         o    Financial Summary



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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        Toyota Motor Corporation


                                        By:    /s/ Takahiko Ijichi
                                           -------------------------------------
Date:  August 5, 2003                      Name:   Takahiko Ijichi
                                           Title:  General Manager,
                                                   Accounting Division